Exhibit 4.5

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.
PERFORMANCE STOCK GRANT AGREEMENT

This Performance Stock Grant Agreement (the “Agreement”) evidences an inducement award granted by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Consolidated Communications Holdings, Inc. (the “Company”) to Fred A. Graffam (“Employee”) that entitles Employee to shares of common stock of the Company (“Stock”) as described below. This Performance Stock Grant (the “Grant”) is granted effective as of December 1, 2022, which shall be referred to as the “Grant Date.”

TERMS AND CONDITIONS

Section 1.Acceptance by Employee.  The receipt of this Grant is conditioned upon the acceptance of this Agreement by Employee.  Employee must accept this Grant and Agreement by returning an executed copy to the Corporate Secretary within 30 days after receipt of the Agreement.
Section 2.Performance Stock Grant.
(a)	The target number of shares of Stock subject to the Grant is 113,636 shares. If Employee remains employed through the last day of the three-year performance period that began on January 1, 2022 and ends on December 31, 2024 (the “Performance Period”), the target number of shares subject to the Grant shall be adjusted based on the level of achievement of the performance goals established with respect to the Performance Period, including the TSR Modifier, as set forth on the attached Exhibit A (the “Performance Goals”). If the Performance Goals are achieved at the target level, the target number of shares subject to the Grant shall not be adjusted. If the Performance Goals are achieved at above or below the target level, the target number of shares shall be adjusted as described on Exhibit A.
(b)	Notwithstanding the foregoing, Employee shall not be entitled to receive any shares of Stock subject to the Grant if Employee does not remain continuously employed by the Company or any subsidiary from December 1, 2022 until the date the Committee determines Performance Goal achievement as described in (a) above (the “Vesting Date”).
Section 3.Vesting and Forfeiture.
(a)	Except as set forth in Section 4 below, Employee’s interest in the Stock subject to the Grant shall vest and become nonforfeitable only if Employee remains continuously employed by the Company or a subsidiary from December 1, 2022 through the Vesting Date. The Vesting Date shall occur as soon as reasonably practicable following the end of the Performance Period, but in no event later than 75 days following the end of such period.

(b)	If Employee’s continuous employment with the Company and its subsidiaries terminates prior to the Vesting Date for any reason, then Employee shall (except as provided in Section 4) forfeit all of the shares of Stock subject to the Grant to the Company for no consideration.
Section 4.Change in Control.
(a)	If a Change in Control occurs and there is no assumption or substitution of the Grant for a comparable grant with comparable intrinsic value, then as of the effective date of the Change in Control, all then unvested shares of Stock subject to the Grant shall vest and become nonforfeitable, and if the Change in Control occurs prior to the Vesting Date, the Performance Goals will be deemed met at target, unless actual Performance Goal achievement as of such date exceeds target, in which case the Performance Goals will be deemed met at the actual level of achievement.
(b)	If a Change in Control occurs and the Grant is assumed or substituted for a comparable grant with comparable intrinsic value, the assumed or substituted award shall continue to vest in accordance with Section 2 and 3 if Employee remains in continuous employment with the successor employer or its affiliates through the Vesting Date; provided that if prior to the Vesting Date and within 24 months following the Change in Control Employee’s employment is terminated without Cause or Employee terminates for Good Reason, the Performance Goals will be deemed met at target, unless actual Performance Goal achievement as of such date exceeds target, in which case the Performance Goals will be deemed met at the actual level of achievement.
(c)	For purposes of this Section 4:
(i)	“Change in Control” means the earliest to occur of:
(A)

any “person” (as that term is used in Sections 13(d) and 14(d)(2) of the 1934 Act), other than an “affiliate” (as that term is defined in Section 5 of Article IV of the Company’s amended and restated certificate of incorporation) of Richard A. Lumpkin, is or becomes the beneficial owner (as defined in Rule 13d-3 under the 1934 Act) directly or indirectly, of securities representing a majority of the combined voting power for election of directors of the then outstanding securities of the Company or any successor to the Company;

(B)

during any period of two consecutive years or less, individuals who at the beginning of such period constitute the Board cease, for any reason, to constitute at least a majority of the Board, unless the election or nomination for election of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period;

(C)

the consummation of a reorganization, merger, consolidation or share exchange as a result of which the common stock of the Company shall be changed, converted or exchanged into or for securities of another corporation (other than a merger with a wholly-owned subsidiary of the Company) or any dissolution or liquidation of the Company or any sale or the disposition of 50% or more of the assets or business of the Company; or

(D)

the consummation of a reorganization, merger, consolidation or share exchange involving the Company unless (i) the persons who were the beneficial owners of the outstanding shares of the common stock of the Company immediately before the consummation of such transaction beneficially own at least a majority of the outstanding shares of the common stock of the successor or survivor corporation in such transaction immediately following the consummation of such transaction and (ii) the number of shares of the common stock of such successor or survivor corporation beneficially owned by the persons described in (D)(i) immediately following the consummation of such transaction is beneficially owned by each such person in substantially the same proportion that each such person had beneficially owned shares of the Company common stock immediately before the consummation of such transaction, provided (iii) the percentage described in (D)(i) of the beneficially owned shares of the successor or survivor corporation and the number described in (D)(ii) of the beneficially owned shares of the successor or survivor corporation shall be determined exclusively by reference to the shares of the successor or survivor corporation which result from the beneficial ownership of shares of common stock of the Company by the persons described in (D)(i) immediately before the consummation of such transaction.

(ii)

“Cause” means (A) Employee’s conviction of, pleading guilty to, or confessing or otherwise admitting to any felony or any act of fraud, misappropriation or embezzlement;  (B) the act or omission by Employee involving malfeasance or gross negligence in the performance of Employee’s duties and responsibilities to the material detriment of the Company; or (c) the breach of any provision of any code of conduct adopted by the Company which applies to the Company if the consequence to such violation for Employee ordinarily would be a termination of employment by the Company.

No such act or omission or event shall be treated as “Cause” under this Agreement unless (i) Employee has been provided a detailed, written statement of the basis for belief that such act or omission or event constitutes “Cause” and an opportunity to meet with the Committee (together with Employee’s counsel if the individual chooses to have counsel present at such meeting) after Employee has had a reasonable period in which to review such statement and, if the act or omission or event is one which can be cured by Employee, Employee has had at least a 30 day period to take corrective action and (ii) a majority of the Committee after such meeting (if Employee exercises Employee’s right to have a meeting) and after the end of such 30 day correction period (if applicable) determines reasonably and in good faith that “Cause” does exist.”

(iii)

“Good Reason” means (A) a material reduction in Employee’s base salary and/or bonus opportunity without Employee’s express written consent; (B) a material reduction in the scope, importance or prestige of Employee’s duties, responsibilities or powers at the Company or subsidiary, as applicable, without Employee’s express written consent; or (C) the Company transfers Employee’s primary work site to a new primary work site which is more than 30 miles (measured along a straight line) from Employee’s then current primary work site unless such new primary work site is closer (measured along a straight line) to Employee’s primary residence than Employee’s then current primary work site.

No such act or omission shall be treated as “Good Reason” under this Agreement unless (i)  (A) Employee delivers to the Committee a detailed, written statement of the basis for Employee’s belief that such act or omission constitutes Good Reason, (B) Employee delivers such statement before the later of (I) the end of the 90 day period which starts on the date there is an act or omission which forms the basis for Employee’s belief that Good Reason exists or (II) the end of the period mutually agreed upon for purposes of this paragraph in writing by Employee and the Committee, (C) Employee gives the Committee a 30 day period after the delivery of such statement to cure the basis for such belief and (D) Employee actually submits his written resignation to the Committee during the 60 day period which begins immediately after the end of such 30 day period if Employee reasonably and in good faith determines that Good Reason continues to exist after the end of such 30 day period; or (ii) the Company states in writing to Employee that Employee has the right to treat any such act or omission as Good Reason under this Agreement and Employee resigns during the 60 day period which starts on the date such statement is actually delivered to Employee.

Section 5.Capital Structure Adjustment.  Shares of Stock subject to the Grant shall be adjusted by the Committee in a reasonable and equitable manner to preserve immediately after (a) any equity restructuring or change in the capitalization of the Company, including, but not limited to, spin offs, stock dividends, large non-reoccurring dividends, rights offerings or stock splits or (b) any other transaction described in § 424(a) of the Code which does not constitute a Change in Control of the Company, the aggregate intrinsic value of the Grant immediately before such restructuring or recapitalization or other transaction.

Section 6.Stockholder Status.  You shall have the right to vote the shares of Stock subject to this Stock Grant. Any dividends or other distributions of property made with respect to shares of Stock that remain subject to forfeiture under Sections 2 and 3 shall be held by the Company, and your rights to receive such dividends or other property shall be forfeited or shall be nonforfeitable at the same time the shares of Stock with respect to which the dividends or other property are attributable are forfeited or become nonforfeitable. Except as described with respect to dividends, you shall have all rights as a Stockholder with respect to such shares of Stock until your interest in such shares has become nonforfeitable.
Section 7.Stock Certificates.  The Company shall reflect the issuance of shares of Stock to Employee on a non-certificated basis, with the ownership of such shares of Stock by Employee evidenced solely by book entry in the records of the Company’s transfer agent.  The Secretary of the Company shall retain such share entry representing such shares and any distributions made with respect to such shares (other than ordinary cash dividends) until such time as Employee’s interest in such shares have become nonforfeitable or have been forfeited. As soon as practicable after the date as of which Employee’s interest in any shares becomes nonforfeitable under Sections 2 and 3, and subject to Section 9, the Company shall transfer such shares via a book entry credit to the record of Employee’s broker if so requested by Employee (together with any distributions made with respect to the shares that have been held by the Company). If shares are forfeited, the shares (together with any distributions made with respect to the shares that have been held by the Company) automatically shall revert back to the Company.
Section 8.Grant not Transferable.  Until the Stock subject to the Grant becomes nonforfeitable as described in Section 2 and 3, (a) the Grant may not be transferred other than by will or the applicable laws of descent or distribution and (b) the Grant shall not otherwise be assigned, transferred, or pledged for any purpose whatsoever and is not subject, in whole or in part, to attachment, execution or levy of any kind.  Any attempted assignment, transfer, pledge, or encumbrance of the Grant, other than in accordance with its terms, shall be void and of no effect.
Section 9.Withholding Taxes.  Employee shall pay to the Company an amount sufficient to satisfy all minimum Federal, state and local withholding tax requirements prior to the delivery of any certificate for shares.  Payment of such taxes may be made by one or more of the following methods:  (a) in cash; (b) in cash received from a broker-dealer to whom Employee has submitted notice together with irrevocable instructions to deliver promptly to the Company the amount of sales proceeds from the sale of the shares subject to the Grant to pay the withholding taxes; (c) by directing the Company to withhold such number of shares of common stock of the Company otherwise issuable in connection with the Grant having an aggregate fair market value equal to the minimum amount of tax required to be withheld; or (d) by delivering (either directly or through attestation) previously acquired shares of common stock of the Company that are acceptable to the Committee that have an aggregate fair market value equal to the amount required to be withheld.
Section 10.Recoupment.  The Stock under this Agreement shall be subject to the Company’s Incentive Compensation Recoupment Policy.

Section 11.No Right to Continued Employment.  Neither the Grant nor this Agreement shall give Employee the right to continue to be employed by the Company or any subsidiary.
Section 12.Governing Law.  This Grant and this Agreement shall be governed by the laws of the State of Delaware.
Section 13.Binding Effect.  This Grant and Agreement shall be administered in accordance with such administrative regulations as the Committee shall from time to time adopt.  It is expressly understood that the Committee is authorized to administer, construe, and make all determinations necessary or appropriate to such administration, all of which shall be binding upon the Employee.

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

By:

By accepting this Agreement, the Employee agrees to be bound by the terms hereof.

Employee

Date

EXHIBIT A

[AS DETERMINED BY THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS]